Lucas | Horsfall
ACCOUNTANTS + ADVISORS

February 3, 2017

To the Board of Directors of
Berkshire Bridge Capital, LLC

Dear Members:

We are pleased to present this letter related to our audit of the financial statements of Berkshire Bridge Capital, LLC (the Company) for the year ended December 31, 2016. This letter summarizes certain matter required by professional standards to be communicated to you in your oversight responsibility for Berkshire Bridge Capital, LLC's financial reporting process.

Generally accepted auditing standards (AU-C 260, *The Auditor's Communication With Those Charged With Governance*) require the auditor to promote effective two-way communication between the auditor and those charged with governance. Consistent with this requirement, the following summarizes our responsibilities regarding the financial statement audit as well as observations arising from our audit that are significant and relevant to your responsibility to oversee the financial reporting process.

Our Responsibilities With Regard to the Financial Statement Audit

Our responsibilities under auditing standards generally accepted in the United States of America have been described to you in our arrangement letter dated December 22, 2016.

Overview of the Planned Scope and Timing of the Financial Statement Audit

We have issued a separate communication regarding the planned scope and timing of our audit and have discussed with you our identification of and planned audit response to significant risks of material misstatement.

Accounting Policies and Practices

Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. The Company did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period which should be brought to your attention for approval.

We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

To the Board of Directors
Berkshire Bridge Capital, LLC
Page 2

Management Judgments and Accounting Estimates

Accounting estimates are an integral part of the preparation of financial statement and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events.

Management has informed us that they used all the relevant facts available to them at the time to make the best judgments about accounting estimates, and we considered this information in the scope of our audit. Estimates significant to the financial statement include the allowance for doubtful accounts and the inventory reserve. The Board of Directors may wish to monitor throughout the year the process used to compute and record these accounting estimates.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Uncorrected Misstatements

We are not aware of any uncorrected misstatement other than misstatements that are clearly trivial.

Disagreements with Management

We encountered no disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit or significant disclosures to be included in the financial statement.

Consultations with Other Accountants

We are not aware of any consultations management had with other accountants about accounting or auditing matters.

Significant Difficulties Encountered in Performing the Audit

We did not encounter any difficulties in dealing with management relating to the performance of the audit.

Independent Auditors' Report on Internal Accounting Control Required by S.E.C. Rule 17A-5

In addition to our report on your financial statement, we have provided, under separate cover, a letter, dated February 3, 2017 concerning deficiencies in internal control that we noted during our audit of the Company's financial statements for the fiscal year ended December 31, 2016.

Significant Written Communications Between Management and Our Firm

We have requested certain representations from management that are included in the management representation letter dated February 3, 2017.

Closing

We will be pleased to respond to any questions you have about the foregoing. We appreciate the opportunity to continue to be of service to Berkshire Bridge Capital, LLC

This letter is intended solely for the information and use of the Board of Directors and management and is not intended to be, and should not be, used by anyone other than these specified parties. It will be our pleasure to respond to any questions you have about this report.

Very truly yours,

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Lucas, Horsfall, Murphy & Pindroh, LLP